Peter J. Gennuso peter.gennuso@faegredrinker.com 212-248-3159 direct	Faegre Drinker Biddle & Reath LLP 1177 Avenue of the Americas, 41st Floor New York, New York 10036 +1 212 248 3140 main +1 212 248 3141 fax

April 30, 2020

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gratitude Health, Inc. Current Report on Form 8-K Filed on April 22, 2020 File No. 333-170715

Ladies and Gentlemen:

We are counsel to Gratitude Health, Inc. (the “Company” or “Gratitude”) and are writing on its behalf. We are in receipt of your letter to Mr. Zalmi Duchman, the Company’s Chief Executive Officer, dated April 29, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), regarding the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2020 (the “Form 8-K”). Pursuant to my discussion with Mr. Sergio Chinos on April 29, 2020, we are responding to the Staff’s letter to illustrate that the Company is not a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

The Staff contends that Gratitude had “no or nominal operations and no or nominal non-cash assets” prior to the merger. We respectfully disagree. The Company’s mission prior to the merger was clear, “…to provide nutrient dense ready to drink products of the highest ingredient quality that not only taste great but help consumers build toward a helpful life.” (Gratitude Health Company Deck, 2019-2020). Since inception, the Company has been focused on manufacturing, selling and marketing ready to drink beverages sold under the “Gratitude” trademark. The Company’s initial products were the Chinese Dragon Well Green Teas which came in different flavors. This product was subsequently rebranded into “Gratitude Tea”. The Gratitude Tea products, which contain high levels of micronutrients called polyphenols, come in four flavors and are based on tea formulations derived from a U.S. patent (US Patent # 6,713,605 Tea Polyphenols Esters and Analogs) issued to the University of South Florida which the Company licensed pursuant to a Standard Exclusive License Agreement, executed in January, 2018 (the “License Agreement”).

-2-	April 30, 2020

In 2019, the Company was primarily focused on research and development of an additional product line called “Keto Fuel” which is a ready to drink keto meal being offered in three flavors. Over the course of 2019 and through March 31, 2020, the Company expended an aggregate of approximately $223,920.45 on the following: (i) product test runs on its Tetra Pak which is a product offering consisting of a combination of Gratitude Tea and Keto Fuel; (ii) a Pilot program for American Soy; legal and consulting fees; research and development; costs associated with redesign and repackaging of both Gratitude Tea and Keto Fuel (with the former, shifting from a mason jar to a soft pack container); website creation and maintenance (the Company has two active websites: www.organicgratitude.com; and www.ketofuel.com); social media expenses; ingredient sourcing; quality assurance expenses; expenses relating to the Expo West conference, including marketing materials and booth acquisition (the Expo was cancelled due to COVID-19) and royalty/license fees paid to the University of South Florida. Of note, the Company’s research and development and sales and marketing expenses alone totaled in excess of $130,000 in the aggregate. According to the Company’s unaudited balance sheet for the fiscal year ended December 31, 2019, the Company incurred loss from operation in excess of $1,000,000, with over $950,000 attributed to total operating expenses.

The License Agreement has been an important part of the Company’s business over the past two years as it forms the basis for its tea formulations. The Company was granted a worldwide license to certain intellectual property with a term commencing on January 8, 2018 through the later of the date no licensed patent remains a pending patent application or an enforced patent, or the date on which the Company’s obligation to pay royalties expires pursuant to the License Agreement. Further, the License Agreement contains provisions allowing the university to terminate the license under certain conditions including, but not limited to, the Company not “diligently developing and commercializing” licensed product in the territory. The License Agreement is still effective as of the date of this letter. Moreover, the License Agreement also contains upfront, royalty and patent expenses payments for which the Company has paid a total $31,896.50 to the University of South Florida as of March 31, 2020. Further, the Company was awarded the trademark “Gratitude” (Serial Number 8794389) by the U.S. Patent and Trademark Office and has filed for an additional trademark, “KetoFuel”, which is still under review.

The Company has been executing on its business plan of focusing its operations on research and development, manufacturing, selling and marketing its products. These efforts, and the funds deployed, have not been “nominal” and in fact have been substantial. Since inception through the date of the merger, the Company has maintained full time employees (its founder and CEO, Roy Warren, Sr. passed away in June 2019 which caused operational delays requiring the Company to realign its management team and product offerings) and a lease for its corporate headquarters in Palm Beach Gardens, Florida. Also, as disclosed in its SEC filings, the Company has conducted fund raisings and closed on an aggregate of approximately $1,000,000 in gross proceeds, which have been used in the manner detailed in this letter and in its filings. The Company has prepared presentations and tear sheets about the Company and its Gratitude Tea and Keto Fuel products and has been able to sell its products through its websites.

Accordingly, we disagree with the Staff’s position regarding the Company’s status as a shell company and request that the Form 8-K remain on file as-is and not be amended to reflect the disclosure required by Item 2.01(f) of Form 8-K; specifically, to provide the complete information for Home Bistro, Inc. that would be required pursuant to a general form for registration of securities on Form 10 under the Exchange Act. As noted in the undersigned’s discussion with Mr. Chinos, the Company is currently preparing numerous submissions and filings, including its Annual Report on Form 10-K which it anticipates filing by May 14, 2020.

-3-	April 30, 2020

We look forward to hearing back from the Staff as soon as possible. If the Staff has any questions relating to any of the foregoing, please contact the undersigned at (212) 248-3159.

Respectfully, /s/ Peter J. Gennuso Peter J. Gennuso

cc:	Zalmi Duchman, CEO, Gratitude Health, Inc.